UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Carbon Revolution Public Limited Company hereby furnishes a press release and investor presentation, which are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 12, 2023
99.2	Presentation dated December 12, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on  its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: December 12, 2023

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer